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                                 EXHIBIT 21.1

                          SUBSIDIARIES OF REGISTRANT

     Industrial Data Systems, Inc.        Incorporated in the State of Texas

     IDS Engineering, Inc.                Incorporated in the State of Texas

     Thermaire, Inc. dba Thermal Corp.    Incorporated in the State of Texas

     Constant Power Manufacturing, Inc.   Incorporated in the State of Texas

     IDS Engineering Management, LC       Organized in the State of Texas